Exhibit 99.1

LAIX Inc. to Hold 2020 Annual General Meeting on December 30, 2020

SHANGHAI, China, November 20, 2020 —LAIX Inc. (NYSE: LAIX) (“LAIX” or the “Company”), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that it will hold an annual general meeting of shareholders at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, 200090, People’s Republic of China on December 30, 2020 at 10:00 a.m., local time.

Holders of record of ordinary shares of the Company at the close of business on November 30, 2020 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas. The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve the sixth amended and restated memorandum and articles of association of the Company.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.laix.com/, as well as on the SEC’s website at http://www.sec.gov/.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For investor and media inquiries, please contact:

LAIX Inc.

Harry He

Investor Relations

E-mail: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

E-mail: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

E-mail: liulishuo@tpg-ir.com